Filed Pursuant to Rule 424(b)(3)

Registration No. 333-203199

PROSPECTUS SUPPLEMENT NO. 3

22,484,531 Shares of Common Stock

ENERPULSE TECHNOLOGIES, INC.

This Prospectus Supplement No. 3 supplements and amends our Prospectus dated April 14, 2015. This Prospectus Supplement No. 3 includes our attached Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2015, as filed with the Securities and Exchange Commission on November 12, 2015.

The Prospectus, any prospectus supplements filed before the date hereof, and this Prospectus Supplement No. 3 relate to the resale by the selling stockholders identified in the Prospectus of up to 22,484,531 shares of our common stock, par value $0.01 per share. The shares of common stock covered by the Prospectus include shares of common stock issued or issuable upon conversion of our senior secured convertible notes in an aggregate principal amount of $3,048,750 which were issued in connection with a private placement financing.

This Prospectus Supplement No. 3 should be read in conjunction with the Prospectus and any prospectus supplements filed before the date hereof. Any statement contained in the Prospectus and any prospectus supplements filed before the date hereof shall be deemed to be modified or superseded to the extent that information in this Prospectus Supplement No. 3 modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement No. 3.

Our common stock is quoted on the OTCQB under the symbol “ENPT.” On November 13, 2015, the closing price for our common stock was $0.10. The price of our common stock may fluctuate based on the demand for our common stock.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 10 OF THE PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THE PROSPECTUS OR THIS PROSPECTUS SUPPLEMENT NO. 3 IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement No. 3 is November 17, 2015.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

[X]	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2015

or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number: 000-54092

ENERPULSE TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Nevada	27-2969241
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

2451 Alamo Ave SE Albuquerque, New Mexico	87106
(Address of Principal Executive Offices)	(Zip Code)

(505) 842-5201

(Registrant’s Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act

None

Securities registered pursuant to Section 12(g) of the Act

Common Stock, par value $0.001 per share

(Title of Class)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [  ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [X] No [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	[ ]	Accelerated filer	[ ]
Non-accelerated filer	[ ]	Smaller reporting company	[X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act). Yes [  ] No [X]

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date.

Total shares of common stock as of the close of business on November 11, 2015: 15,512,381.

ENERPULSE TECHNOLOGIES, INC.

FORM 10-Q

FOR THE QUARTER ENDED SEPTEMBER 30, 2015

2

PART I. FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

ENERPULSE TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

	September 30, 2015	December 31, 2014
	(Unaudited)

ASSETS
Current Assets
Cash and cash equivalents	$849,400	$17,077
Accounts receivable, net	90,117	73,572
Inventory	288,009	337,297
Other current assets	19,520	22,981
Total current assets	1,247,046	450,927
Intangible assets, net of accumulated amortization of $153,430 (2015) and $128,444 (2014)	487,565	483,982
Property and equipment, net	150,879	173,963
Other assets	9,314	118,557
Total assets	$1,894,804	$1,227,429

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities
Accounts payable	$313,784	$554,747
Accrued expenses	231,681	135,968
Current portion of notes payable	216,271	-
Current portion of capital lease obligations	24,737	24,737
Total current liabilities	786,473	715,452
Long-Term Liabilities
Capital lease obligations, net of current portion	2,609	20,778
Notes payable, net of offering costs, discounts and current portion	1,407,006	248,225
Warrants liability	949,016	817,250
	2,358,631	1,086,253
Total liabilities	3,145,104	1,801,705

Commitments and Contingencies

Stockholders’ Deficit
Preferred stock, 10,000,000 shares authorized; no shares issued and outstanding; $0.001 par value	-	-
Common stock, 100,000,000 shares authorized; 15,022,381 and 13,732,381 shares issued and outstanding at September 30, 2015 and December 31, 2014, respectively; $0.001 par value	15,023	13,733
Additional paid-in capital	27,882,597	26,812,046
Note receivable, related party	(205,635)	(204,100)
Accumulated deficit	(28,942,285)	(27,195,955)
Total stockholders’ deficit	(1,250,300)	(574,276)
Total liabilities and stockholders’ deficit	$1,894,804	$1,227,429

See notes to accompanying unaudited consolidated financial statements.

3

ENERPULSE TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014

Sales	$102,283	$64,355	$316,732	$254,884
Cost of sales	58,918	63,818	178,016	237,812
Gross profit	43,365	537	138,716	17,072
Selling, general and administrative expenses	739,936	841,372	2,214,181	2,608,779
Loss from operations	(696,571)	(840,835)	(2,075,465)	(2,591,707)
Other income (expense), net
Fair value adjustments of derivative liabilities	446,312	23,497	765,790	(299,236)
Interest	(47,845)	(1,702)	(117,933)	(12,996)
Amortization of debt discount	(170,531)	-	(402,858)	-
Other income (expense)	37,074	508	84,136	(81,774)
Other income (expense), net	265,010	22,303	329,135	(394,006)
Net loss	$(431,561)	$(818,532)	$(1,746,330)	$(2,985,713)

Net loss per common share (basic and diluted)	$(0.03)	$(0.06)	$(0.12)	$(0.27)
Net loss per puttable common share (basic and diluted)	$-	$(0.06)	$-	$(0.27)

Weighted average number of shares outstanding (basic and diluted) - common	15,022,381	13,732,381	14,638,608	11,149,963

Weighted average number of shares outstanding (basic and diluted) - puttable common	-	79,914	-	113,974

See notes to accompanying unaudited consolidated financial statements.

4

ENERPULSE TECHNOLOGIES, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ DEFICIT

(Unaudited)

	Common stock		Additional	Note receivable,	Accumulated
	Shares	Amount	paid-in capital	related party	deficit	Total

Balances, December 31, 2014	13,732,381	$13,733	$26,812,046	$(204,100)	$(27,195,955)	$(574,276)
Issuance of common stock, net of offering costs	800,000	800	159,200	-	-	160,000
Beneficial conversion feature with issuance of senior secured convertible notes	-	-	752,140	-	-	752,140
Issuance of common stock, consultant	490,000	490	97,510	-	-	98,000
Accrued interest receivable	-	-	-	(1,535)	-	(1,535)
Stock-based compensation expense	-	-	61,701	-	-	61,701
Net loss	-	-	-	-	(1,746,330)	(1,746,330)
Balances, September 30, 2015	15,022,381	$15,023	$27,882,597	$(205,635)	$(28,942,285)	$(1,250,300)

See notes to accompanying unaudited consolidated financial statements.

5

ENERPULSE TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Months Ended
	September 30,
	2015	2014

Cash Flows From Operating Activities
Net loss	$(1,746,330)	$(2,985,713)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	159,701	411,544
Amortization	24,986	23,158
Depreciation	41,304	40,023
Amortization of repricing of warrants on notes payable	-	52,005
Amortization of debt discounts	404,358	788
Loss on modification of derivative liabilities	-	31,356
Fair value adjustments of derivative instruments	(765,790)	299,236
Interest on note receivable, related party	(1,535)	(1,519)
Provision for doubtful accounts	8,971	2,952
Provision for obsolete inventory	19,197	-
Loss on disposal of equipment	8,000	-
Changes in operating assets and liabilities:
Accounts receivable	(25,516)	23,779
Inventory	30,091	(57,561)
Accounts payable	(132,220)	(161,629)
Accrued expenses	95,713	(66,382)
Other	3,960	(8,915)
Net cash used in operating activities	(1,875,110)	(2,396,878)

Cash Flows From Investing Activities
Purchase of property and equipment	(26,219)	(37,134)
Purchase of intangible assets	(28,569)	(105,453)
Net cash used in investing activities	(54,788)	(142,587)

Cash Flows From Financing Activities
Proceeds from issuance of common stock and related warrants, net of offering costs	-	3,116,966
Redemption of puttable common stock	-	(200,000)
Proceeds from notes payable, net of offering costs	2,830,390	230,000
Payments on capital lease and notes payable	(68,169)	(237,775)
Net cash provided by financing activities	2,762,221	2,909,191
Net increase in cash and cash equivalents	832,323	369,726
Cash and cash equivalents at beginning of year	17,077	281,607
Cash and cash equivalents at end of year	$849,400	$651,333

Supplement cash flow information:
Cash paid for interest	$3,709	$12,208

Noncash investing and financing activities:
Warrants issued related to offering costs	$137,655	$119,570
Common stock issued related to debt offering costs	$160,000	$-
Common stock issued related to consulting agreement	$98,000	$-
Deferred offering costs capitalized in 2013	$-	$65,771
Adjustment reulting from change in value of puttable common stock	$-	$93,780
Note payable issued in conjunction with redemption of puttable common stock	$-	$100,000
Equipment acquired under capital lease	$-	$21,595

See notes to accompanying unaudited consolidated financial statements.

6

Note 1 - Organization, Basis of Presentation and Management’s Plans

Organization

Enerpulse Technologies, Inc. was incorporated in the state of Nevada on May 3, 2010 and conducts its operations primarily through its wholly-owned subsidiary, Enerpulse, Inc. (collectively the “Company”, or “Enerpulse”). Enerpulse was incorporated in the state of Delaware on January 20, 2004. The Company engages in the design, development, manufacturing and marketing of an energy and efficiency enhancing product in the automotive industry. Company headquarters are located in Albuquerque, New Mexico.

Basis of Presentation

The interim consolidated financial statements have been prepared by management without audit. Pursuant to the rules and regulations of the United States Securities and Exchange Commission (the “SEC”), certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) have been condensed or omitted pursuant to such rules and regulations. These interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2014, included in the Company’s Annual Report on Form 10-K filed with the SEC. All intercompany balances and transactions have been eliminated in consolidation.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

In the opinion of the management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position as of the interim date, and the results of operations, changes in stockholders’ equity (deficit), and cash flows, for the interim periods presented, have been made. The interim results are not necessarily indicative of the operating results for the full year or future periods. Certain prior year amounts have been reclassified to conform to the current year presentation.

Management’s Plans

The accompanying interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company reported a loss from operations of approximately $2,075,000 for the nine months ended September 30, 2015 and the Company anticipates a loss from operations for the remainder of 2015. The Company also used net cash in operations of approximately $1,875,000 for the nine months ended September 30, 2015 and has working capital of approximately $461,000 at September 30, 2015. As a result of the Company’s history of losses from operations, cash flows used in operations and limited liquidity, the Company’s independent registered public accounting firm’s report on the Company’s consolidated financial statements as of and for the year ended December 31, 2014 includes an explanatory paragraph stating that these conditions raise substantial doubt about the Company’s ability to continue as a going concern. The interim consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Management’s plans are to secure additional funding to cover working capital needs until positive cash flow from operations occurs, which is anticipated to commence in 2016. The Company has a history of securing funding from various venture capital firms (approximately $22 million) since 2004. In addition, the Company filed with the SEC, a Registration Statement on Form S-1 (the “Offering”), which was declared effective by the SEC on May 13, 2014 for the public offering of 5,000,000 shares of common stock and 5,000,000 warrants to purchase up to an aggregate of 7,500,000 shares of common stock. On May 16, 2014, the Company announced the pricing of the Offering, and on May 21, 2014, the Company closed the Offering for 5,000,000 shares of its common stock and 5,000,000 warrants at an offering price of $0.75 per share and $0.05 per warrant, resulting in gross proceeds of $4.0 million. During March 2014, the Company also received $230,000 in financing in exchange for promissory notes with warrants, which funded the Company prior to the closing of the Offering. In addition, on February 20, 2015, the Company closed on approximately $3,049,000 in thirty-six month convertible notes at a 6% interest rate and 50% warrant coverage. Warrants were issued for 7,621,875 common shares at an exercise price of $0.20 per share. The notes are convertible into 15,243,750 shares of the Company’s common stock.

7

Note 2 - Summary of Significant Accounting Policies

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable represent the amount billed to, but uncollected from customers. Accounts receivable are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by identifying past due accounts. Accounts receivable are written off when deemed uncollectible. A receivable is considered to be past due if any portion of the receivable balance is outstanding for more than 90 days past each respective customer’s terms. The allowance for doubtful accounts was approximately $9,000 and $6,900, as of September 30, 2015 and December 31, 2014, respectively. No interest is charged on late accounts. No material amounts were written off during the three and nine months ended September 30, 2015 and 2014.

Revenue Recognition

The Company recognizes revenue when all of the following have occurred: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the sales price is fixed or determinable; and (4) collectability is reasonably assured. This generally occurs upon shipment to the customer. Substantially all of the Company’s revenue is generated from direct sales of its product to the automotive and powersports aftermarkets.

Fair Value Measurements

The carrying value of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value due to their short maturities. The carrying value of debt approximates fair value, as the interest rates on the outstanding borrowings are at rates that approximate market rates for borrowings with similar terms and maturities. The fair value amounts of receivables from and notes payable to related parties are not practicable to estimate based on the related party nature of the underlying transactions.

Fair Value of Financial Instruments

The Company accounts for financial instruments utilizing a framework for measuring fair value in generally accepted accounting principles. To increase consistency and comparability in fair value measurements, a fair value hierarchy is used that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

Level 1 -	quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 -	observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model-derived prices whose inputs are observable or whose significant value drivers are observable; and

Level 3 -	assets and liabilities whose significant value drivers are unobservable.

Observable inputs are based on market data obtained from independent sources, while unobservable inputs are based on the Company’s market assumptions. Unobservable inputs require significant management judgment or estimation. In some cases, the inputs used to measure an asset or liability may fall into different levels of the fair value hierarchy. In those instances, the fair value measurement is required to be classified using the lowest level of input that is significant to the fair value measurement. Such determination requires significant management judgment. As of September 30, 2015 and December 31, 2014, cash and cash equivalents measured at fair value were classified as Level 1 and the warrants liability measured at fair value was classified as Level 2 and Level 3, as appropriate (see Note 7).

Offering Costs

Offering costs consist principally of legal, accounting and underwriters’ fees incurred that are directly attributable to equity and debt offerings. Offering costs related to the equity offering were charged against the gross proceeds received upon the completion of the Offering. Offering costs attributable to debt offerings are amortized over the term of the related debt. At December 31, 2014, deferred offering costs of approximately $104,000 were included in other non-current assets.

8

Research and Development

Research and development costs are charged to operations when incurred and are included in selling and administrative expenses. The amounts charged for the three months ended September 30, 2015 and 2014 were approximately $129,000 and $96,000, respectively. The amounts charged for the nine months ended September 30, 2015 and 2014 were approximately $313,000 and $268,000, respectively.

Net Income (Loss) Per Share

Net income (loss) per share is calculated using the two-class method per U.S. GAAP. Under the two-class method, the Company treats only the portion of the periodic adjustment to the puttable common stock’s carrying amount that reflects redemption in excess of fair value like a dividend. Basic and diluted net income (loss) per share has been computed using the weighted-average number of shares of common stock outstanding during the periods as follows:

	For the three months ended September 30,
	2015	2014
	Common	Common	Puttable
Weighted average shares of stock used in basic and diluted loss per share	15,022,381	13,732,381	79,914

Allocation of net loss	$(431,561)	$(813,796)	$(4,736)

Basic and diluted net loss per share	$(0.03)	$(0.06)	$(0.06)

	For the nine months ended September 30,
	2015	2014
	Common	Common	Puttable
Weighted average shares of stock used in basic and diluted loss per share	14,638,608	11,149,963	113,974

Allocation of net loss	$(1,746,330)	$(2,955,502)	$(30,211)

Basic and diluted net loss per share	$(0.12)	$(0.27)	$(0.27)

The weighted average number of shares used to compute diluted net loss per share excludes any potentially dilutive securities and assumed exercise of stock options and warrants as they were either out-of-the money or the effect would be antidilutive. Common stock equivalents of approximately 35.1 million and 11.1 million as of September 30, 2015 and 2014, respectively, were excluded from the calculation because of their antidilutive effect.

Stock-Based Compensation

The Company accounts for stock options to employees and nonemployee board members based on the estimated fair value at the option grant date. The Company measures the cost of employee services received in exchange for stock options based on the grant date fair value of the award and recognizes the cost over the period the employee is required to provide services for the award.

The Company generally utilizes the Black-Scholes option-pricing model to determine fair value of stock option awards. Key assumptions include applicable volatility rates, risk-free interest rates and the instrument’s expected remaining life. As allowed by U.S. GAAP, for companies with a short period of publicly traded stock history, the Company’s estimate of expected volatility and expected term are primarily based on the average volatilities and expected terms of identified companies with similar attributes to the Company, including industry, stage of life cycle, size and financial leverage. The risk-free rate for periods within the contractual life of the warrant is based on the U.S. Treasury yield curve in effect at the time of grant valuation. These assumptions require significant management judgment.

9

Recent Accounting Pronouncements

In April 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-03, “Simplifying the Presentation of Debt Issuance Costs.” ASU 2015-03 requires that debt issuance costs be presented in the balance sheet as a direct deduction of the carrying value of the associated debt liability. Under the existing guidance, debt issuance costs are required to be presented in the balance sheet as a deferred charge (i.e., an asset). The new standard is effective for periods beginning after December 15, 2015. Early adoption is permitted for financial statements that have not been previously issued. The new standard should be applied retrospectively to all periods presented in the financial statements. The Company early adopted the standard during the three months ended March 31, 2015 and thus debt financing costs are presented as a deduction of the carrying value of its convertible note payable instead of presenting such costs as an asset in the consolidated balance sheets.

In January 2015, the FASB issued ASU 2015-01, “Income Statement – Extraordinary and Unusual Items.” ASU 2015-01, removes the concept of extraordinary items from U.S. GAAP. Under the existing guidance, an entity is required to separately disclose extraordinary items, net of tax, in the income statement after income from continuing operations if an event or transaction is unusual and occurs infrequently. This separate, net-of-tax presentation will no longer be allowed. The existing requirement to separately disclose events or transactions that are unusual or occur infrequently on a pre-tax basis within continuing operations in the income statement has been retained. The new guidance requires similar separate presentation of items that are both unusual and infrequent. The new standard is effective for periods beginning after December 15, 2015. Early adoption is permitted, but only as of the beginning of the fiscal year of adoption. Upon adoption, the Company will present transactions that are both unusual and infrequent, if any, on a pre-tax basis within continuing operations in the consolidated statement of operations.

In August 2014, the FASB issued ASU 2014-15, “Presentation of Financial Statements - Going Concern - Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern.” ASU 2014-15 provides new guidance related to management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards and to provide related footnote disclosures. This new guidance is effective for annual reporting periods ending after December 15, 2016, and for interim periods thereafter. Early adoption is permitted. The Company is currently assessing the impact that adopting this new accounting guidance may have on its consolidated financial statements and footnote disclosures.

In June 2014, the FASB, issued ASU No. 2014-12, “Compensation - Stock Compensation (Topic 718): Accounting for Share- Based Payments When the Terms of an Award Provide that a Performance Target Could be Achieved after the Requisite Service Period.” ASU 2014-12 requires that a performance target that affects vesting, and that could be achieved after the requisite service period, be treated as a performance condition. As such, the performance target should not be reflected in estimating the grant date fair value of the award. This update further clarifies that compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. The updated guidance is effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. Early adoption is permitted. The Company does not anticipate that the adoption of this standard will have a material impact on its consolidated financial statements.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, Revenue from Contracts from Customers, which supersedes the revenue recognition in Revenue Recognition (Topic 605), and requires entities to recognize revenue in a way that depicts the transfer of potential goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. In July 2015, the FASB delayed the effective date by one year. This new standard is now effective for fiscal years, and interim periods within those years, beginning after December 15, 2017, and is to be applied retrospectively, with early adoption now permitted to the effective date of December 15, 2016. The Company is currently evaluating this new standard and the potential impact this standard may have upon adoption.

10

Note 3 - Inventory

Inventory is stated at the lower of average cost or market and consists of various ignition components, high voltage cables, spark plugs, and high voltage capacitors. The inventory cost method is first-in, first-out. Indirect overhead and indirect labor are allocated on a per unit basis during the work in progress and finished goods stage of production. The Company monitors inventory for turnover and obsolescence and reduces the carrying value of total inventory for excess and obsolete inventory as deemed necessary.

Inventory consisted of the following:

	September 30, 2015	December 31, 2014

Raw materials	$187,153	$219,449
Work in process	35,171	38,962
Finished goods	65,685	78,886

Total inventory	$288,009	$337,297

Note 4 - Property and Equipment, Net

Property and equipment, net, consisted of the following:

	September 30, 2015	December 31, 2014

Vehicles	$22,679	$22,679
Software and equipment	817,996	802,849
Furniture and fixtures	26,143	23,071
Leasehold improvements	254,137	254,137
	1,120,955	1,102,736
Less accumulated depreciation	(970,076)	(928,773)

Total property and equipment, net	$150,879	$173,963

11

Note 5 - Notes Payable

Notes payable consist of the following:

	September 30, 2015	December 31, 2014

LWM, LLC, with an annual interest rate equal to the Federal Funds Rate (as announced by the Federal Reserve Bank of New York) for the first day of the calendar year, 1.0% at September 30, 2015 and December 31, 2014; unsecured; due with interest on September 5, 2016	$166,271	$166,271

Senior secured convertible notes; payable with interest at 6.0% per annum; secured by all of the Company’s assets; due with interest on February 20, 2018	3,048,750	-

Promissory note; payable without interest (interest imputed at 12.0% per annum); unsecured; due on August 25, 2016	50,000	100,000
	3,265,021	266,271
Discount	(1,224,049)	(18,046)
Offering Costs	(417,695)	-
Current Portion	(216,271)	-

Long-term portion	$1,407,006	$248,225

On February 20, 2015, the Company issued approximately $3,049,000 in senior secured convertible notes with 50% warrant coverage (see Note 7). The notes convert into 15,243,750 shares of the Company’s common stock (see Note 6), are secured by all of the Company’s assets, and are due with interest on February 20, 2018. The convertible notes bear interest at the rate of 6% per annum compounded annually, are payable at maturity, and the principal and interest outstanding under the convertible notes are convertible into shares of our common stock at any time after issuance, at the option of the purchaser, at a conversion price equal to $0.20 per share, subject to adjustment upon the occurrence of certain events, including stock dividends, stock splits and the issuance of common stock equivalents at a price below the conversion price. Subject to the Company fulfilling certain conditions, including beneficial ownership limits, the convertible notes are subject to a mandatory conversion if the closing price of our common stock for any 30 consecutive days commencing after the issue date of the convertible notes equals or exceeds $0.60 per share. Unless waived in writing by the purchaser, no conversion of the convertible notes can be effected to the extent that as a result of such conversion the purchaser would beneficially own more than 9.99% in the aggregate of our issued and outstanding common stock immediately after giving effect to the issuance of common stock upon conversion. For so long as the Company has any obligation under the convertible notes, the Company has agreed to certain restrictions regarding, among other things, incurrence of additional debt, liens, amendments to charter documents, repurchase of stock, payment of cash dividends, affiliated transactions. The Company is also prohibited from entering into certain variable priced agreements until the convertible notes are repaid in full.

The Company determined that the embedded conversion feature did not meet the criteria for bifurcation because of the limited trading volume of the Company’s common stock relative to the number of shares to be converted. As a result, the shares to be issued upon conversion are not readily convertible to cash. The Company determined that the discount upon conversion required recognition of a beneficial conversion feature. Accordingly, the Company recognized a beneficial conversion feature and debt discount of approximately $752,000 on the issuance date, February 20, 2015. The debt discount is being accreted to interest expense over the life of the convertible notes using the effective interest method. The Company utilized a binomial option pricing model (“BOPM”) to develop its assumptions for determining the fair value of the beneficial conversion feature. The beneficial conversion feature was measured at the effective conversion price of the debt, after considering the relative fair value assigned to the warrants with the debt.

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In conjunction with the February 20, 2015 debt offering, the Company paid its placement agent, and/or its designees a commission equal to $210,000 consisting of (i) $50,000 in cash, (ii) 800,000 shares of the Company’s common stock and (iii) warrants exercisable for up to 1,050,000 common shares at an exercise price of $0.20 per share.

Total debt offering costs of approximately $509,000 included placement agent commissions, underwriter’s commissions, legal fees, consulting services, and audit and accounting services, and filing service fees, and were netted against the gross proceeds received.

On August 25, 2014, the Company entered into a promissory note with the shareholders of the Company’s puttable common stock. As a result of the debt offering on February 20, 2015, the Company repaid $50,000 on the promissory note and agreed to pay the remaining $50,000 by the due date, August 25, 2016.

During March 2014, under the terms of a note purchase agreement, the Company received $130,000 in financing from two employees and an affiliate of a stockholder in exchange for three bridge loans. The lenders also received warrants to purchase 17,334 shares of common stock at an initial exercise price of $3.75 per share. The note purchase agreement allowed the Company to borrow up to $400,000 through the issuance of promissory notes. The bridge loans matured on May 19, 2014. Two of the loans accrued interest at an annual rate equal to 12%, due upon repayment. The third loan accrued $6,000 of interest, due upon repayment. The loans and associated interest were repaid by May 29, 2014 with proceeds from the Offering.

On March 27, 2014, Freepoint Commerce Marketing LLC (“Freepoint”) extended $100,000 in financing in exchange for a note and received a warrant to purchase 16,667 shares of common stock at an initial exercise price of $3.00 per share. The note accrued interest at an annual rate equal to 12% per annum, due upon repayment. The financing and associated interest were repaid by May 29, 2014 with proceeds from the Offering.

The Company estimated the relative fair value of the warrants issued with the March 2014 notes to be $37,127 (see Note 7), which was recognized as additional interest expense over the term of the outstanding related notes.

Note 6 - Capital Stock

As disclosed in Note 5, the Company issued approximately $3,049,000 in 6% senior secured convertible notes with warrants. The notes convert into 15,243,750 shares of the Company’s common stock and the warrants are exercisable for up to 7,621,875 common shares at an exercise price of $0.20 per share. In addition, the Company paid its placement agent and/or its designees a commission, which included (i) 800,000 shares of the Company’s common stock and (ii) warrants exercisable for up to 1,050,000 common shares at an exercise price of $0.20 per share. The Company estimated the fair value of the common stock issued to be $160,000 (see Note 7), which is recognized as debt offering costs. The fair value of the warrants was determined to be approximately $138,000.

On April 3, 2015, the Company issued 490,000 shares of common stock to a third party market advisory service. The Company estimated the fair value of the common stock issued to be $98,000 (see Note 8).

Note 7 - Warrants

As disclosed in Note 5, on February 20, 2015, the Company issued approximately $3,049,000 in 6% senior secured convertible notes with warrants for 7,621,875 common shares at an exercise price of $0.20 per share and the Company paid its placement agent and/or its designees a commission, which included warrants exercisable for up to 1,050,000 common shares at an exercise price of $0.20 per share. The Company estimated the fair value of the warrants issued with the convertible notes to be approximately $890,000, which is recognized as additional interest expense over the term of the outstanding related notes.

The February 20, 2015 warrant agreements contain anti-dilutive provisions that adjust the exercise price if the Company issues any common stock, securities convertible into common stock, or other securities (subject to certain exceptions) at a value below the exercise price of the warrants. The warrants may also be exercised on a cashless basis if the fair market value of one share of common stock on the calculation date is greater than the exercise price of the warrant. Accordingly, the warrants have been classified as a derivative liability.

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On January 15, 2015, the Company issued 75,000 warrants to a consultant to purchase common stock at an initial exercise price of $0.75 per share. The warrants vested immediately. The warrants expire in 5 years from the date of their issuance. The warrants may also be exercised on a cashless basis if the fair market value of one share of common stock on the calculation date is greater than the exercise price of the warrant, and include net cash settlement for fractional shares. As a result, the warrants are deemed to be subject to potential net cash settlement and must be classified as derivative liabilities.

The January/February 2015 warrants combined with prior year’s non-equity offering warrants are collectively referred to as the “Non-Equity Offering Warrants.”

The May 2014 Publicly Registered Warrants agreement contain anti-dilutive provisions that adjust the exercise price if the Company issues any common stock, securities convertible into common stock, or other securities (subject to certain exceptions) at a value below the then-existing exercise price of the May 2014 Publicly Registered Warrants. As a result of the February 20, 2015, 6% senior secured convertible notes transaction, the exercise price of the May 2014 Publicly Registered Warrants was reset to $0.20 per share.

Accounting Standards Codification (“ASC”) 815 - Derivatives and Hedging provides guidance to determine what types of instruments, or embedded features in an instrument, are considered derivatives. This guidance can affect the accounting for convertible instruments that contain provisions to protect holders from a decline in the stock price, referred to as anti-dilution or down-round protection. Down-round provisions reduce the exercise price of a convertible instrument if a company either issues equity shares for a price that is lower than the exercise price of those instruments, or issues new convertible instruments that have a lower exercise price. The Company has determined that the Non-Equity Offering, Resale, Compensation (related to the Offering), and Publicly Registered Warrants, with their related down-round and/or net cash settlement provisions, should be treated as a derivative and thus classified as warrants liability in the accompanying September 30, 2015 (unaudited) and December 31, 2014 consolidated balance sheets. The Company is required to report derivatives at fair value and record the fluctuations in fair value in current operations.

The Company recognizes the warrants liability at their respective fair values at inception and on each reporting date. The Company utilized a BOPM to develop its assumptions for determining the fair value of the warrants. Changes in the fair value of the derivative instrument liabilities and key assumptions at the issue date and each reporting date are as follows:

	Non-Equity
	Offering	Resale	Compensation	Publicly Registered
	Warrants	Warrants	Warrants	Warrants	Total
Balance at December 31, 2014	$27,750	$19,800	$19,700	$750,000	$817,250
Orgination of derivative instrument	897,556	-	-	-	897,556
Adjustment resulting from change in value of underlying	(378,860)	(19,290)	(17,640)	(350,000)	(765,790)

Balance at September 30, 2015	$546,446	$510	$2,060	$400,000	$949,016

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	Non-Equity
	Offering	Resale	Compensation
	Warrants	Warrants	Warrants
September 30, 2015:
Annual volatility	82% - 85%	83%	85%
Risk-free rate	0.64% - 1.37%	0.92%	0.92%
Dividend rate	-%	-%	-%
Contractual term	1.59 - 4.39	2.93	3.63
Closing price of common stock	$0.12	$0.12	$0.12
Conversion/exercise price	$0.20 - 1.00	$2.66	$1.00
Origination:
Annual volatility	82%
Risk-free rate	1.22% - 1.61%
Dividend rate	-%
Contractual term	4.75 - 5.00
Closing price of common stock	$0.200 - 0.235
Conversion/exercise price	$0.20 - 0.75

The warrants liability associated with the Non-Equity Offering, Resale and Compensation warrants is considered a Level 3 liability on the fair value hierarchy as the determination of fair values includes various assumptions about future activities, stock price, and historical volatility inputs. The warrants liability associated with the Publicly Registered Warrants is considered Level 2 liability on the fair value hierarchy as the determination of fair values includes quoted warrants price, in a market that is not active. Significant unobservable inputs for the Level 3 warrants liability include (1) the estimated probability of the occurrence of a down round financing during the term over which the related warrants are exercisable, (2) the estimated magnitude of the down round and (3) the estimated magnitude of any net cash fractional share settlement. There were no transfers between Levels 1, 2, and 3 during the three and nine months ended September 30, 2015 or 2014.

Note 8 - Stock-Based Compensation

Stock-based compensation cost is included in selling, general and administrative expense in the accompanying unaudited consolidated statements of operations and totaled approximately $21,900 and $12,400, for the three months ended September 30, 2015 and 2014, respectively, and $61,700 and $411,500, for the nine months ended September 30, 2015 and 2014, respectively.

During the nine months ended September 30, 2015, the Company issued 490,000 shares of common stock to a third party market advisory service. The Company estimated the fair value of the common stock issued for services to be $98,000, which was recorded in other assets as a deferred cost, and was amortized over the six month term of service to be provided, of which $98,000 was expensed in the nine months ended September 30, 2015.

The Company issued 246,998 options during the nine months ended September 30, 2015, with a grant date fair value of $36,714. At September 30, 2015, total unrecognized compensation expense related to unvested stock based awards granted prior to that date was approximately $166,500, which is expected to be recognized over a weighted average period of 2.1 years.

During the nine months ended September 30, 2015, the Company granted contingent stock-based awards for 50,000 shares to a consultant. As of September 30, 2015, the performance criteria had not been met. The Company will begin recording expense for the fair value of the equity instrument at the date it becomes probable that the performance target will be achieved.

Note 9 - Subsequent Event

On October 20, 2015, the Company issued 490,000 shares of its common stock to a third party for market advisory services.

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ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Quarterly Report on Form 10-Q, or Report, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 regarding, but not limited to, those relating to the following: our ability to secure necessary financing; expected growth; future operating expenses; future margins; fluctuations in interest rates; ability to continue to grow and implement growth, and regarding future growth, cash needs, operations, business plans and financial results and any other statements that are not historical facts.

When used in this Report, the words “anticipate,” “estimate,” “expect,” “may,” “plans,” “project,” and similar expressions are intended to be among the statements that identify forward-looking statements. Our results may differ significantly from the results discussed in the forward-looking statements. Such statements involve risks and uncertainties, including, but not limited to, those relating to costs, delays and difficulties related to our dependence on our ability to attract and retain skilled managers and other personnel; the intense competition within our industry; the uncertainty of our ability to manage and continue our growth and implement our business strategy; our vulnerability to general economic conditions; accuracy of accounting and other estimates; our future financial and operating results, cash needs and demand for services; and our ability to maintain and comply with permits and licenses; as well as other risk factors described in our Annual Report on Form 10-K for the year ended December 31, 2014, and in our other filings with the Securities and Exchange Commission (“SEC”), and those identified in Part II, Item 1A entitled “Risk Factors” beginning on page 21 of this Report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those projected. We undertake no obligation to update these forward-looking statements.

As used in this Form 10-Q, “we,” “us,” and “our” refer to Enerpulse Technologies, Inc. and its wholly-owned subsidiary, Enerpulse, Inc., which is collectively referred to as the “Company.”

Overview

We were incorporated in the state of Nevada on May 3, 2010 and currently conduct our operations primarily through our wholly-owned subsidiary, Enerpulse, Inc., which was incorporated in the state of Delaware on January 20, 2004. We designed, developed and commercialized a capacitor-based Precise Combustion Ignition (PCI) technology for use in the automotive original equipment manufacturer (OEM) market and the automotive aftermarket. Our PCI technology, found in Enerpulse’s Pulstar® units, fits directly into existing internal combustion (IC) engine systems and fuel delivery infrastructures. Unlike other solutions utilizing electric and/or hybrid propulsion systems, our technology does not rely on massive changes to vehicle drive systems or fuel or power infrastructures for its success. Our PCI technology is ready for immediate deployment into existing vehicles (aftermarket) and the vast majority of new vehicles being produced around the world (OEM). Our headquarters are located in Albuquerque, New Mexico.

Recent Events

On October 20, 2015, the Company issued 490,000 shares of its common stock for market advisory services.

Critical Accounting Policies and Estimates

Our consolidated financial statements and related notes included elsewhere in this Form 10-Q are prepared in accordance with U.S. generally accepted accounting principles. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, net revenue, and expenses, and any related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Changes in accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates made by our management. We evaluate our estimates and assumptions on an ongoing basis. To the extent that there are material differences between these estimates and our actual results, our future financial statement presentation, financial condition, results of operations, and cash flows will be affected.

There have been no material changes to our critical accounting policies and estimates discussed in our Annual Report on Form 10-K for the year ended December 31, 2014, previously filed with the Security and Exchange Commission, or SEC, on March 31, 2015.

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Recent Accounting Pronouncements

For information on the recent accounting pronouncements, which may impact our business, see Note 2 of the Notes to the Consolidated Financial Statements included in this Quarterly Report on Form 10-Q.

Results of Operations

The following tables set forth selected consolidated financial data. We derived the selected consolidated statements of operations data for the three and nine months ended September 30, 2015 and 2014, and the selected consolidated balance sheet data as of September 30, 2015 and December 31, 2014 from our unaudited consolidated financial statements and related notes included elsewhere in this Quarterly Report on Form 10-Q. Our historical results are not necessarily indicative of the results to be expected for any future period.

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Quarterly Report on Form 10-Q.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014

Statement of Operations Data:
Sales	$102,283	$64,355	$316,732	$254,884
Cost of sales	58,918	63,818	178,016	237,812
Gross profit	43,365	537	138,716	17,072
Selling, general and administrative expenses	739,936	841,372	2,214,181	2,608,779
Loss from operations	(696,571)	(840,835)	(2,075,465)	(2,591,707)
Other income (expense), net	265,010	22,303	329,135	(394,006)
Net loss	$(431,561)	$(818,532)	$(1,746,330)	$(2,985,713)

Net loss per common and puttable share (basic and diluted)	$(0.03)	$(0.06)	$(0.12)	$(0.27)

Weighted average of common shares outstanding (basic and diluted)	15,022,381	13,732,381	14,638,608	11,149,963
Weighted average of puttable shares outstanding (basic and diluted)	-	79,914	-	113,974

Balance Sheet Data (at end of period):	September 30, 2015	December 31, 2014
Cash and cash equivalents	$849,400	$17,077
Working capital (deficit)	460,573	(264,525)
Total assets	1,894,804	1,227,429
Total liabilities	3,145,104	1,801,705
Total stockholder' deficit	(1,250,300)	(574,276)

Three Months Ended September 30, 2015, Compared to Three Months Ended September 30, 2014

Sales

Our sales increased by 58.9% from $64 thousand for the three months ended September 30, 2014 to $102 thousand for the three months ended September 30, 2015, primarily due to reduced returns and allowances on product lifts by customers and an increase in NatGas Industrial sales in the three months ended September 30, 2015.

Cost of Sales

Our cost of sales decreased by 7.7% from $64 thousand for the three months ended September 30, 2014 to $59 thousand for the three months ended September 30, 2015, due to manufacturing process improvements, improved labor utilization and improved design and operating procedures related to the release of Pulstar with PlasmaCore.

Gross Profit

Our gross profit increased from $1 thousand for the three months ended September 30, 2014 to $43 thousand for the three months ended September 30, 2015 as a result of the increase in sales offset by decreased costs of sales driven by manufacturing process improvements, improved labor utilization and improved design and operating procedures related to the release of Pulstar with PlasmaCore. The gross profit margin was 42.4% for the three months ended September 30, 2015, which is higher than that of less than 1% for the three months ended September 30, 2014, due primarily to the favorable impact of the above factors.

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Selling, General and Administrative Expenses

Our selling, general and administrative expenses decreased by 12.1% from $841 thousand for the three months ended September 30, 2014 to $740 thousand for the three months ended September 30, 2015. The decrease is primarily as a result of a reduction of $85 thousand in legal fees, $71 thousand in marketing expense and $30 thousand in contract production labor offset by an increase of $64 thousand in consulting fees and $14 thousand in development prototypes.

Other Income (Expense), Net

Other income (expense), net increased to $265 thousand of net other income for the three months ended September 30, 2015 from $22 thousand of net other income for the three months ended September 30, 2014. The increase is primarily related to an increase in fair values of the warrants liability derivatives resulting in gains during the three months ended September 30, 2015 and 2014 of $446 and $23 thousand and a $35 thousand gain in other income from a trademark settlement offset by increases in expense of $169 thousand in warrant expense and $49 thousand of interest expense. The Company anticipates future other expense associated with the amortization of the debt discounts and debt offering costs over the lives of the respective debt as interest expense.

Net Loss and Loss Per Share

During the three months ended September 30, 2015, we had a net loss of $432 thousand as compared to a net loss of $819 thousand for the three months ended September 30, 2014 and the Company anticipates a net loss for the remainder of 2015. The decrease in operating loss for the three months ended September 30, 2015 was due primarily to managing expenses and improved gross profit.

Loss per share, both basic and diluted, for the three months ended September 30, 2015 and 2014, was $0.03 and $0.06 per share, respectively.

Nine Months Ended September 30, 2015, Compared to Nine Months Ended September 30, 2014

Sales

Our sales increased by 24.3% from $255 thousand for the nine months ended September 30, 2014 to $317 thousand for the nine months ended September 30, 2015 primarily due to reduced returns and allowances on product lifts by customers and an increase in NatGas Industrial sales in the nine months ended September 30, 2015.

Cost of Sales

Our cost of sales decreased by 25.1% from $238 thousand for the nine months ended September 30, 2014 to $178 thousand for the nine months ended September 30, 2015, due to manufacturing process improvements, improved labor utilization and improved design and operating procedures related to the release of Pulstar with PlasmaCore.

Gross Profit

Our gross profit increased from $17 thousand for the nine months ended September 30, 2014 to $139 thousand for the nine months ended September 30, 2015 as a result of the increase in sales offset by decreased costs of sales driven by manufacturing process improvements, improved labor utilization and improved design and operating procedures related to the release of Pulstar with PlasmaCore. The gross profit margin was 43.8% for the nine months ended September 30, 2015, which is higher than that of 6.7% for the nine months ended September 30, 2014, due primarily to the above factors.

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Selling, General and Administrative Expenses

Our selling, general and administrative expenses decreased by 15.1% from $2,609 thousand for the nine months ended September 30, 2014 to $2,214 thousand for the nine months ended September 30, 2015, primarily as a result of the re-pricing and accelerated vesting of outstanding stock options to purchase approximately 676,000 shares of our common stock previously granted to officers, directors, employees and consultants, which resulted in additional stock-based compensation of approximately $32,000, as well as approximately $293,000 associated with accelerating the unvested stock-based awards granted prior to that date as of September 30, 2014. In addition, reductions of $39 thousand in legal fees, $94 thousand in marketing expense, $48 thousand in salaries expense, $84 thousand in contract production labor, and $35 thousand in travel expense offset by increases of $119 thousand in consulting expense and $99 thousand in reduced production labor and overhead recovery contributing to the overall decrease.

Other Income/(Expense)

Other income (expense) increased to $329 thousand for the nine months ended September 30, 2015 from ($394) thousand for the nine months ended September 30, 2014. The change in other income (expense) is primarily related to modifications of derivative liabilities, changes in fair values of the derivative liabilities, other income from a trademark settlement and less expense related to the repayment of debt with outstanding warrants during the nine months ended September 30, 2015 versus the nine months ended September 30, 2014.

Net Loss and Loss Per Share

During the nine months ended September 30, 2015, we had a net loss of $1.7 million as compared to $3.0 million for the nine months ended September 30, 2014. The decrease for the nine months ended September 30, 2015 was primarily as a result of the re-pricing and accelerated vesting of outstanding stock options to purchase approximately 676,000 shares of our common stock previously granted to officers, directors, employees and consultants as of September 30, 2014, the modifications of derivative liabilities, changes in fair values of the derivative liabilities, and reduction in expense related to the repayment of debt with outstanding warrants.

Loss per share, both basic and diluted, for the nine months ended September 30, 2015 and 2014, was $0.12 and $0.27 per share, respectively.

Liquidity and Capital Resources

As of September 30, 2015, we had cash and cash equivalents on hand of $849 thousand and working capital of $461 thousand. We expect this amount to be sufficient to meet out operating and capital requirements until late 2015, and intend to use these funds for general corporate purposes, including, salaries, development and commercial activity, and for working capital. Management’s plans are to secure additional funding to cover working capital needs until positive cash flow from operations occurs, which is anticipated to commence in 2016.

The Company has a history of securing funding from various venture capital firms (approximately $22 million) since 2004. In addition, the Company filed with the SEC, a Registration Statement on Form S-1 (the “Offering”), which was declared effective by the SEC on May 13, 2014 for the public offering of 5,000,000 shares of common stock and 5,000,000 warrants to purchase up to an aggregate of 7,500,000 shares of common stock. On May 16, 2014, the Company announced the pricing of the Offering and on May 21, 2014, the Company closed the Offering for 5,000,000 shares of its common stock and 5,000,000 warrants at an offering price of $0.75 per share and $0.05 per warrant, resulting in gross proceeds of $4.0 million. During March 2014, the Company also received $230,000 in financing in exchange for promissory notes with warrants, which funded the Company prior to the closing of the Offering. On February 20, 2015, we closed on a private placement, through our placement agent, on a sale of senior secured convertible notes with an aggregate principal amount of $3,049,000, which notes accrue interest at a 6% per annum and mature in 36 months. The notes are convertible into 15,243,750 shares of our common stock. As part of the private placement, we also issued warrants exercisable for up to 7,621,875 common shares at an exercise price of $0.20 per share. In its capacity as placement agent, we paid Roth and/or its designees a commission equal to $210,000 consisting of (i) $50,000 in cash, (ii) 800,000 shares of our common stock and (iii) warrants exercisable for up to 1,050,000 common shares at an exercise price of $0.20 per share.

Net cash used in operating activities was $1.9 million and $2.4 million, respectively, for the nine months ended September 30, 2015 and 2014.

Net cash used in investing activities was $55 thousand and $143 thousand for the nine months ended September 30, 2015 and 2014, respectively, consisting of the purchase of equipment and ongoing patent filings to protect our intellectual property.

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Net cash provided by financing activities was $2.8 million and $2.9 million for the nine months ended September 30, 2015 and 2014, respectively. During the three months ended March 31, 2015, we completed the private placement on a sale of senior secured convertible notes with an aggregate principal amount of approximately $3,049,000 offset by debt offering costs paid in cash of approximately $214,000. During the nine months ended September 30, 2014, we completed the Offering for $4.0 million, which was offset by $949 thousand of offering costs, repayment of notes payable for $230 thousand, and repayments on capital lease obligations of $5 thousand.

Our cash position increased by $823 thousand and $370 thousand for the nine months ended September 30, 2015 and 2014, respectively, for the reasons described above.

As of September 30, 2015, we had outstanding notes payable totaling $3.3 million, of which $3.05 million is classified as long-term and $216 thousand is considered short term. Interest expense incurred on all debt was $118 thousand and $13 thousand for the nine months ended September 30, 2015 and 2014, respectively.

Our base monthly expenses totaled approximately $250 thousand. Due to the launch of a targeted marketing initiative, revenues from our automotive aftermarket segment are improving. Additional financing will be required in 2015 to fund research and development (including patent development and protection, prototype development and third party testing) and commercial activities in the automotive OEM and NatGas Industrial segments, which are our primary strategic markets.

There can be no assurance that any financing transaction, if commenced, will be completed or as to the value that any such transaction might have for our stockholders. Future cash flows are subject to a number of variables, including the level of production, economic conditions and maintaining cost controls. There can be no assurance that operations and other capital resources will provide cash sufficient to maintain planned or future levels of capital expenditures.

To meet future business objectives, we will need to meet revenue targets and sell additional equity and debt securities, which most likely will result in dilution to our current stockholders. Sales of equity or equity-linked securities, may result in further dilution to current stockholders if the price protection provisions of the warrants issued in the Offering are triggered. Additionally, the triggering of the price protection provisions lower the price at which shares of our common stock are issued upon exercise of the warrants and, as a result, we will receive reduced proceeds upon the exercise of any such warrants for cash. We may also pursue additional loans where the incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict operations. Any failure to raise additional funds on terms favorable to us, or at all, could limit our ability to expand business operations and could harm overall business prospects. In addition, we cannot be assured of profitability in the future.

As a result of our losses from operations, minimal revenue generation and limited capital resources, our independent registered public accounting firm’s report on our consolidated financial statements as of, and for the year ended December 31, 2014, includes an explanatory paragraph discussing that these conditions raise substantial doubt about our ability to continue as a going concern. Our ability to continue to pursue our plan of operations is dependent upon our ability to increase revenues and/or raise the capital necessary to meet our financial requirements on a continuing basis.

Contractual Obligations and Off-Balance Sheet Arrangements

Contractual Obligations

As a “smaller reporting company” as defined by Item 10 of Regulation S-K, we are not required to provide this disclosure.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a smaller reporting company, we are not required to provide this disclosure.

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ITEM 4. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of September 30, 2015. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (Exchange Act), means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Based upon that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of September 30, 2015 in ensuring that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms.

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting during the third quarter 2015 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART II. OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

None.

ITEM 1A. RISK FACTORS

There have been no material changes in our risk factors since the filing of our Annual Report on Form 10-K for the year ended December 31, 2014, filed on March 31, 2015.

Item 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

On April 3, 2015, the company issued 490,000 shares of common stock to a third party market advisory service. The Company estimated the fair value of the common stock issued to be $98,000.

The issuance of shares to this advisor was exempt from registration in reliance upon Section 4(a)(2) of the Securities Act.

Item 3. DEFAULTS UPON SENIOR SECURITIES

None.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. OTHER INFORMATION

None.

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Item 6. EXHIBITS

Exhibit Number	Description of Document

3.1	Articles of Incorporation (incorporated by reference to the Registrant’s Registration Statement on Form 10-12G filed on October 27, 2010)

3.2	Certificate of Correction to Articles of Incorporation (incorporated by reference to the Registrant’s Registration Statement on Form 10-12G filed on October 27, 2010)

3.3	Amendment to Articles of Incorporation (incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q/A filed on August 21, 2013 for the fiscal quarter ended June 30, 2013)

3.4	Amended and Restated Bylaws (incorporated by reference to the Registrant’s Current Report on Form 8-K filed on September 10, 2013)

31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

32.1	Certification of Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C 1350)* (1)

32.2	Certification of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C 1350)* (1)

101	Interactive Data File*

*	Filed Herewith

(1)	Furnished in accordance with Item 601(b)(32) of Regulation S-K, this Exhibit is not deemed “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section. Such certifications will not be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Date: November 12, 2015	Enerpulse Technologies, Inc.

	By:	/s/ Joseph E. Gonnella
	Name:	Joseph E. Gonnella
	Title:	Chief Executive Officer
(Principal Executive Officer)

	By:	/s/ Bryan C. Templeton
	Name:	Bryan C. Templeton
	Title:	Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

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Exhibit 31.1

PRINCIPAL EXECUTIVE OFFICER CERTIFICATION

I, Joseph E. Gonnella, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of Enerpulse Technologies, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statement made, in light of the circumstances under which statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiary, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

/s/ Joseph E. Gonnella
Joseph E. Gonnella
Chief Executive Officer
(Principal Executive Officer)

November 12, 2015

Exhibit 31.2

PRINCIPAL FINANCIAL OFFICER CERTIFICATION

I, Bryan C. Templeton, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of Enerpulse Technologies, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statement made, in light of the circumstances under which statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiary, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

/s/ Bryan C. Templeton
Bryan C. Templeton
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

November 12, 2015

Exhibit 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Joseph E. Gonnella, Chief Executive Officer of Enerpulse Technologies, Inc. (the “Company”), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that:

(1)	The Quarterly Report on Form 10-Q of the Company for the period ended September 30, 2015 (the “Report”) fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 (15 U.S.C. 78m); and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Joseph E. Gonnella
Joseph E. Gonnella
Chief Executive Officer

November 12, 2015

Exhibit 32.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Bryan Templeton, Chief Financial Officer of Enerpulse Technologies, Inc. (the “Company”), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that:

(1)	The Quarterly Report on Form 10-Q of the Company for the period ended September 30, 2015 (the “Report”) fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 (15 U.S.C. 78m); and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Bryan C. Templeton
Bryan C. Templeton
Chief Financial Officer

November 12, 2015